Filed by Pentair, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: Pentair, Inc.

Registration Number: 333-181250

PENTAIR

MergerMe

YOUR SOURCE FOR MERGER INFORMATION

AUGUST 2012

INTRODUCTION

Welcome to the first issue of the MergerMe Newsletter, a publication designed to keep you up-to-date regarding our progress toward becoming the new Pentair!

You can expect to see a few issues of the MergerMe Newsletter prior to Day 1. In addition to this newsletter and other periodic communications, the MergerMe microsite on our respective intranets (The Well and Synergy) is the central source for all merger-related information.

On Day 1, there will not be dramatic changes for most aspects of your daily work at the new Pentair. This is to allow leaders and subject matter experts to fully understand the strengths and best practices of both legacy organizations. We will work towards adopting the best of both organizations and to create a better new Pentair together. Full integration will take time, and we will ask for your input, support, and feedback often along the journey.

IN THIS ISSUE:

Introduction....1
PIMS....1
Randy Hogan Visits Middle East....2
Case Studies....3
IST Update....4
Did You Know?....4
Top FAQ'S....4
MergerMe Reminder....4

PIMS DRIVES RESULTS AT PENTAIR

PROVEN SUCCESS WITH PIMS

You don't have to spend much time at Pentair before you hear the acronym PIMS. The **Pentair Integrated Management System** drives performance improvement every day, providing the processes, methods and tools Pentair uses for continuous improvement. PIMS strengthens the company's capabilities as a company and offers the opportunity to share best practices with each other around the globe.



PIMS has four key components (1) the Rapid Growth Process (RGP) for accelerating organic growth; (2) new product development process for accelerating innovation, referred to as 3D; (3) Pentair Talent System for attracting and developing top talent; and (4) Lean Enterprise methodology for eliminating waste across the Pentair enterprise.

Rapid Growth Process. RGP is Pentair's process for driving sustainable, repeatable double-digit growth across the enterprise. The process starts with a strategic plan that outlines our growth vision for the business. Once the plan has been outlined, each business develops growth concepts that capitalize on the opportunities available with key customers, markets, geographies, or channels. RGP then offers a set of tools that take the concept through a series of rapid tests including Alpha, Beta and Launch phases. The Rapid Growth process is intended to allow a much faster reaction time and better deployment of resources by quickly identifying those ideas with great potential as well as eliminating those with critical flaws early in the process.

Continued on page 2

PENTAIR tyco Flow Control

1

3D Process for Innovation. While the Rapid Growth Process works to develop growth concepts or business solutions, 3D works in concert to bring new products to market. The process includes three key phases. Starting with the **Design** phase, 3D incorporates Voice of the Customer throughout to assure that our developments have the greatest opportunity for market success. The second "D", **Develop**, incorporates design for manufacturing and Six Sigma tools to control cost and error-proof development. Finally, the **Deploy** phase enables a look ahead to plan the successful rollout into the marketplace.

Talent Management. Pentair's growth vision requires that the company has a full pipeline of bright, dynamic and well trained individuals to help build the Pentair of the future. The talent management process is designed to select develop and retain the very best people in key industries . This structured approach which has been in place for several years assures that the company has the right human resources in place to support strategies for growth, technological innovation, and operating excellence.

PIMS strengthens the capabilities as a company and offers the opportunity to share best practices with each other around the globe.

Lean Enterprise. The primary goal of Lean Enterprise is to eliminate waste and improve velocity across all of business processes. Though originally deployed in manufacturing, lean has shown tremendous potential to improve speed and reduce non value-added work . The goal of course, is providing value to our customers, and the Lean toolkit includes tools to do just that. With the key metrics of SQDCC (safety, quality, delivery, cost and cash), lean assures that we provide maximum benefit to all stakeholders including shareowners, customers, employees, and the communities in which the company operates.

SPECIAL INTEREST:

RANDY HOGAN VISITS TYCO GULF IN MIDDLE EAST



Earlier this summer, Pentair Chairman and CEO Randy Hogan visited a number of Tyco Flow Control facilities around the world, including the Middle East, three Houston locations (Stafford valve manufacturing, Thermal Controls headquarters and Valves & Controls offices) and the Fasini and Vanessa facilities in Italy.

On July 11 and 12, Hogan visited Tyco Flow Control's Middle East manufacturing and sales operations. The Middle East is an exciting growth market centering on energy, specifically oil and gas, water, process along with major infrastructure projects. Hogan visited the Emirates Techno Casting (ETC) Foundry and Tyco Gulf Valve Operations located in Sharjah, United Arab Emirates.

Hogan, an engineer by training, enjoyed spending time on the floor of the state of the art facility which manufactures valves and seeing the world class foundry.

"The relationships Tyco Flow Control has with the energy sector create an exciting opportunity for the new Pentair," said Hogan. "We'll be able to start with true scale in the energy and water markets and I'm excited about being able to build the new Pentair using the strength of the Tyco Gulf."

In addition to touring the facility Hogan joined Tyco Flow employees at a Town Hall meeting.

"We were quite excited about the potential of what we saw and were impressed by the TFC colleagues we had the opportunity to meet," said Hogan.

Tyco has been a long-established leader in the Middle East, with a strong presence that spans more than three decades. It has worked on some of the most important projects in the region and Tyco Flow Control has approximately 1,100 employees at Tyco Gulf.

"The relationships Tyco Flow Control has with the energy sector create an exciting opportunity for the new Pentair."

– Randy Hogan, Chairman and CEO

MERGERME: YOUR SOURCE FOR MERGER INFORMATION | AUGUST 2012 2

SNOW OR WATER: INNOVATION TO MEET CUSTOMER NEEDS Whether creating winter in the summer or making summer cooler, the new Pentair will be a global water, fluid process, thermal management and equipment protection company with industry-leading products and solutions. These case studies are just two examples of the innovation expertise and customer focus that each of the companies will bring to the new Pentair. CASE STUDY: TYCO FLOW CONTROL: SUMMER SNOW FOR UK ALPINE VILLAGE Turning summer into winter takes inventive thinking and the discipline to execute on a large scale. That’s why Alpine Ski Village chose a range of Tyco Flow Control’s Keystone valves and actuators. Certified to operate at temperatures as low as -15.5 degrees Celsius, the components are at the heart of the UK’s biggest indoor, real snow ski village. The products perform an important role in the operation of the blast coolers, which are positioned around the slopes of Alpine Ski Village. At night, when the ambient air temperature within the closed complex is lowered to -6 degrees C, a mixture of compressed air and chilled water is fired into the air, which then falls as snow. During the day when the centre is open, the temperature is maintained at around -1.5 degree C. Typical snow depth on the slopes is around 400mm. This £31m development will include the UK’s longest – and the world’s widest – real snow indoor ski slope (180 meters long and 100 meters wide at the base). It will also feature a climbing wall, a cresta-inspired luge run and a children’s winter wonderland. Key to building client confidence, the Tyco Flow Control team was able to document its products’ compatibility with low temperature operation. Something that a number of other potential suppliers were unable to do, Tyco Flow Control was able to provide this assurance as a matter of course. CASE STUDY: PENTAIR: ECO FRIENDLY SOLUTIONS FOR KEEPING COOL Pentair is committed to developing environmentally responsible products. As the global leader in pool and spa equipment, we deliver customer focused solutions that save energy, conserve water and reduce noise with our Eco Select line of pool products managed by Pentair’s Aquatic Systems global business unit. The Eco Select line includes many products with one thing in common: they all contribute to protecting our environment. The IntelliFlo and IntelliPro pool pumps reduce energy costs by up to 90 percent. Several innovations make this possible, including magnet motors (used in hybrid cars) and custom programming of functions to reduce speed. These pumps are also the quietest running pumps ever built. The many Eco products Select line with includes one contribute thing in common: to protecting they all our environment. Another product that provides a dramatic reduction in energy costs is the UltraTemp Heat Pump. It transfers heat from the atmosphere to the pool or spa, saving up to 80 percent in energy costs compared to other types of heaters. Automatic pool cleaners are also successful products in this line. The Kreepy Krauly Prowler robotic cleaner offers fast, eco-friendly cleaning and requires no installation, booster pump or hoses. Its auto-reverse feature helps prevent hang-ups near corners, steps and ladders. Among the many additional products in this line are LED pool and spa lights that last longer than traditional halogen or incandescent lights, minimizing replacement cost and disposal, and control systems that automate and synchronize equipment scheduling to offset rising utility costs. Also offered is the D.E. (Diatomaceous Earth) filter. It provides efficient water flow that allows the use of smaller pumps or lower pump speeds to minimize energy use. Whether it’s maintenance equipment, a filter, pump, heater, pool cleaner or light, every product in the line fulfills Pentair’s commitment to providing customers with environmentally sound products. MERGERME: YOUR SOURCE FOR MERGER INFORMATION | AUGUST 2012 3

IST UPDATE

The Integration & Standardization Teams (IST) including members from both companies, have been meeting regularly and working hard to plan for the success of the new Pentair. The key areas of focus continue to be ensuring no business disruption upon merger and that each business and function has a clear roadmap for success.

IST teams representing each function and business from both companies around the world got together in August in Minneapolis, Minnesota to drive these plans. To incorporate the regional perspectives of the businesses, the teams are also continuing to solicit input, answer questions and engage employees around the world.

To that end, IST representatives have meet in Sao Paulo, Brazil, IST President Todd Gleason was in Shanghai last week with both Pentair and Tyco local business leaders and HR Senior Vice President Fred Koury has met with Tyco Flow Control HR colleagues in both Houston and Europe.

IST leads are pleased with the progress to date and additional updates will be posted on the MergerMe website in the near future.

TOP FAQ'S

OVERALL INTEGRATION:

If I have a question or concern about the planned merger and integration, who should I contact?

The MergerMe site, which you can find on The Well, is a centralized source of information regarding the planned merger and integration. There you will find a list of frequently asked questions, a repository of previous communications, and a link to resources. If you'd like to ask a new question, or need information that is not contained on the site, click on the "Ask a Question" button to submit your feedback.

You can also go to your manager for questions regarding the planned merger and integration. If he or she is not immediately equipped to provide an answer, your question will be forwarded to the IST (Integration & Standardization Team) to get answered.

When I submit a question on MergerMe, how will I receive a response?

Your question may be grouped with similar submitted questions and answered in a subsequent FAQ release. If your question is specific in nature, you may receive follow-up by email or phone.

We've heard the new Pentair will be incorporated in Switzerland. What are the impacts of this incorporation?

The combined company will be incorporated in Switzerland, where Tyco is currently incorporated, with main U.S. offices remaining in Minneapolis, Minnesota.

For the majority of employees, there should be no immediate impact to your current job responsibilities after the transaction closes. For most people, October 1, 2012 will continue with business as usual. If your basic job duties and responsibilities change after the transaction, your supervisor will discuss it with you in a timely manner. For employees of New Pentair, there will be no immediate changes to the terms and conditions of your employment and benefits on Day 1.

Will a new website representing the combined company be available on Day 1?

Yes, new public and internal websites representing the new Pentair will be launched Day 1. Both will be "phase one" versions that will be revised in the months following Day 1 incorporating additional functionality and content.

ORGANIZATION:

Will the Pentair Foundation and its programs change at all (e.g., Matching Gifts programs; Scholarship Fund; Global Impact Fund)?

There will not be any changes to the Pentair program this calendar year. However, going forward New Pentair will combine the best of both companies' initiatives to represent a strong and committed corporate citizenship program.

Continued on page 5

DID YOU KNOW?

FUN FACTS ABOUT OUR COMPANY

1966

The year we were founded.

Penta=5

What's in a name? "Penta" represents five founding partners; "Air" represents our first product, high-altitude research weather balloons.



Tyco Flow's Thermal Control products ensured smooth ground logistics at Beijing International Airport during the 2008 Olympic Games.

MERGERME REMINDER:

Check MergerMe often for information, announcements, and FAQ'S about our progress toward becoming the new Pentair. You can search FAQ'S, submit a question, and review past announcements.

MergerMe is intended to be your "One-stop-shop" for all information related to the merger and is continually updated with new information, so check back often!

MERGERME: YOUR SOURCE FOR MERGER INFORMATION | AUGUST 2012 4

TOP FAQ’S BENEFITS: physician. I need to make Can Ian continue appointment to use to my see current a physician? It is anticipated that your company-provided health & welfare benefits program, if applicable, will remain in place for a period of twelve months following the transaction. Therefore you can continue to use your current provider. need I plan to to take retire any in action the next to year. ensure Do my I retirement benefits remain whole? We do not anticipate any changes to retirement benefits for 2013. Stock What will Purchase happen Plan to my (ESPP) Employee account and purchases? All participants in the Pentair ESPP will receive information from the ESPP administrator (Wells Fargo Shareowner Services) regarding the ESPP and the impact of the anticipated transaction with Tyco. reimbursement Will the merger program affect the that tuition currently is in place? There are no plans to change the Pentair tuition reimbursement program at this time. It is anticipated that the program will be reviewed and may change in the future. OPERATIONS: Will tions there as a result be any of changes the planned to plant merger? opera- On Day 1, there are no anticipated changes to plant operations, your role and responsibilities, or your supervisor. INFORMATION TECHNOLOGY: change Will my on systems, Day 1? login, or password On Day 1 you will continue to have access to your existing systems and technologies. Your username and password will not change on Day 1, although you should continue to change your password on a periodic basis and as prompted to protect the integrity and security of our data in accordance with security policies. Can Flow I Control post information or Pentair about on my Tyco Facebook or Twitter account? We strongly advise that everyone be vigilant in safeguarding information online, both personal and professional. Pentair requires that employees refrain from posting certain work-related information on social networking sites. Please refer to Pentair’s Code of Business Conduct, which can be found on The Well located under Company/ About Pentair/Code of Conduct. In addition, for a variety of reasons, including legal and regulatory matters, the two businesses must continue to operate and compete as separate entities until closing of the transaction. We must also avoid presenting Pentair and Tyco Flow Control as a combined business until after the transaction closes. Therefore, posting information about Tyco Flow Control online by Pentair employees should be avoided. At this time, the Integration and Standardization Team (IST) is the only group authorized to work with counterparts from Tyco. Employees should not e-mail their from Tyco Flow Control or connect online through social media outlets such as LinkedIn. Any questions about appropriate interaction with counterparts from Pentair or Tyco should be referred to legal counsel. MERGERME: YOUR SOURCE FOR MERGER INFORMATION | AUGUST 2012 5

LEGAL DISCLOSURE: CAUTION FORWARD LOOKING CONCERNING STATEMENTS This communication may contain certain statements about Pentair, Inc. (“Pentair”), Tyco Flow Control International Ltd. (“Tyco Flow”) and Tyco International Ltd. (“Tyco”) that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this press release may include statements about the expected effects on Pentair, Tyco Flow and Tyco of the proposed merger of Pentair and Tyco Flow (the “Merger”), the anticipated timing and benefits of the Merger, Pentair’s and Tyco Flow’s anticipated standalone or combined financial results and all other statements in this document other than historical facts. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “intends”, “will”, “likely”, “may”, “anticipates”, “estimates”, “projects”, “should”, “would”, “expect”, “positioned”, “strategy”, “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of Pentair, Tyco Flow and Tyco (as the case may be) and are subject to uncertainty and changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Merger and other risks related to the completion of the Merger and actions related thereto; Pentair’s and Tyco’s ability to complete the Merger on anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Merger and related transactions; risks relating to any unforeseen liabilities of Pentair or Tyco Flow; future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects; business and management strategies and the expansion and growth of Pentair’s or Tyco Flow’s operations; Pentair’s and Tyco Flow’s ability to integrate successfully after the Merger and achieve anticipated synergies; the effects of government regulation on Pentair’s or Tyco Flow’s businesses; the risk that disruptions from the transaction will harm Pentair’s or Tyco Flow’s business; Pentair’s, Tyco Flow’s and Tyco’s plans, objectives, expectations and intentions generally; and other factors detailed in Pentair’s and Tyco’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including their Annual Reports on Form 10-K under the caption “Risk Factors”. Forward-looking statements included herein are made as of the date hereof, and none of Pentair, Tyco Flow or Tyco undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances. ADDITIONAL INFORMATION The Merger will be submitted to a vote of Pentair shareholders and the proposed distribution of Tyco Flow to Tyco shareholders (the “Distribution”) will be submitted to a vote of Tyco shareholders. Tyco Flow filed with the SEC a registration statement on Form S-4 containing a proxy statement/ prospectus regarding the Merger (the “Form S-4”). The Form S-4 was declared effective by the SEC on August 3, 2012. Pentair filed with the SEC the definitive proxy statement/prospectus (the “Pentair Proxy Statement”) on August 3, 2012 and began mailing it to Pentair shareholders on or about August 6, 2012. Tyco Flow filed with the SEC a registration statement on Form S-1 containing a prospectus regarding the Distribution (the “Form S-1”). The Form S-1 was declared effective by the SEC on August 3, 2012. Tyco filed with the SEC a definitive proxy statement regarding the Distribution (the “Tyco Proxy Statement”) on August 3, 2012 and began mailing it to Tyco shareholders on or about August 6, 2012. The Pentair Proxy Statement, the Form S-4, the Form S-1 and the Tyco Proxy Statement are available free of charge on the SEC’s website at www.sec.gov. Shareholders are urged to read the Pentair Proxy Statement, the Form S-4 the Form S-1 and the Tyco Proxy Statement because they contain important information about Pentair, Tyco and Tyco Flow and the proposed transactions. The Pentair Proxy Statement, the Form S-4 the Form S-1 and the Tyco Proxy Statement and other documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov. These documents can also be obtained free of charge from Pentair upon written request to Investor Relations Department, Pentair, Inc., 5500 Wayzata Blvd., Suite 800, Minneapolis, MN, 55416, or by calling (763) 545-1730 or from Tyco or Tyco Flow upon written request to Investor Relations Department, Tyco International Ltd., 9 Roszel Road, Princeton, NJ, 08540, or by calling (609) 720-4200. PARTICIPANTS IN THE SOLICITATION Pentair and Tyco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Pentair may be found in its Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on February 21, 2012, the definitive proxy statement relating to its 2012 annual meeting of shareholders filed with the SEC on March 9, 2012 and the Pentair Proxy Statement. Information about the directors and executive officers of Tyco may be found in its Annual Report on Form 10-K for the year ended September 30, 2011 filed with the SEC on November 16, 2011, the definitive proxy statement relating to its 2012 annual general meeting of shareholders filed with the SEC on January 13, 2012 and the Tyco Proxy Statement. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the definitive proxy statements when it becomes available. MERGERME: YOUR SOURCE FOR MERGER INFORMATION | AUGUST 2012 6